  UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-38807

ANCHIANO THERAPEUTICS LTD.

(Translation of registrant’s name into English)

1/3 High-Tech Village, Givat Ram, P.O. Box 39264

Jerusalem, 9139102 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Effective as of November 11, 2019, Mr. Ofer Gonen was appointed to the Board of Directors (the “Board”) of Anchiano Therapeutics Ltd. (the “Company”).

Mr. Gonen is the Chief Executive Officer of Clal Biotechnology Industries Ltd. (“CBI”), a company that is publicly traded in Israel and which holds approximately 23.57% of the outstanding shares of the Company. Mr. Gonen had asked that, as the Chief Executive Officer of a principal shareholder of the Company, he be appointed to the Company’s Board. He expressed a desire to be involved in the Board’s consideration of important strategic decisions. After considering Mr. Gonen’s qualifications and the considerations relevant to the Company’s best interests, the Board appointed Mr. Gonen.

Mr. Gonen, 46, has served as the Chief Executive Officer of CBI since 2016, having served previously as a Vice President since 2003. He serves as a director of MediWound Ltd. (Nasdaq: MDWD), Gamida Cell Ltd. (Nasdaq: GMDA) and several other companies. Previously, Mr. Gonen served as the general manager of Biomedical Investments and as a partner at Arte Venture Group. Mr. Gonen also previously served as a member of the Company’s Board from 2015 to 2017. Mr. Gonen holds a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem and an M.A. in Economics and Finance from Tel Aviv University.

As indicated above, Mr. Gonen is an executive officer of CBI. CBI is a publicly traded company, traded on the Tel Aviv Stock Exchange (TASE: CBI). Clal Industries Ltd. owns approximately 47% of the outstanding shares of, and controls CBI. The remaining 53% of CBI’s outstanding shares are publicly-held. Clal Industries Ltd. is wholly owned by Access AI Ltd., which is owned by AI Diversified Holdings S.à.r.l., which is owned by AI Diversified Parent S.à.r.l., which is owned by AI Diversified Holdings Limited, or AIDH Limited. AIDH Limited is controlled by AI SMS L.P., or AI SMS. Access Industries Holdings LLC, or AIH, owns a majority of the equity of AI SMS, and Access Industries, LLC, or LLC, holds a majority of the outstanding voting interests in AIH. Access Industries Management, LLC, or AIM, controls LLC and AIH, and Len Blavatnik controls AIM.

AIH, AIM, LLC, CBI and Len Blavatnik may be deemed to constitute a “group”, within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended. As of the date of the Company’s amended Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on April 24, 2019, CBI and its affiliates beneficially owned 15,829,397 shares, or 42.7%, of the Company’s outstanding securities. The Company has been advised by counsel to CBI that there is no voting agreement, whether formal or informal, nor any other information sharing agreement between the Access entities and CBI.

Upon the closing of the Company’s initial public offering, the Company entered into an information rights agreement with CBI. The information rights agreement provides CBI with rights to receive the Company’s annual and quarterly financial statements, auditor consent letters and valuation reports, and other information reasonably required by CBI to enable it to prepare its financial statements. The information rights agreement also requires that the Company provide CBI with information material to the Company and mandated to be disclosed by the requirements applicable to CBI under Israeli law, as well as certain other material information of the Company. The information rights agreement contains customary confidentiality provisions and terminates when CBI, and any company that controls CBI, is no longer required to issue public reports relating to the Company pursuant to the Israeli Securities Law, 5728-1968, or the Securities Exchange Act of 1934, as amended. The information rights agreement was filed as Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-229155).

Other related-party transactions between the Company and CBI are described in the Company’s Annual Report on Form 20-F under Item 7. Major Shareholders and Related Party Transactions.

In addition, the Company has been advised that certain members of the Company’s Board are affiliated with CBI. Isaac Kohlberg, a member of the Company’s Board, serves on the board of directors of CBI for which he receives director compensation, and Elicio Therapeutics, a privately held biotechnology company of which CBI is a substantial shareholder. He did not participate in the discussion or vote regarding Mr. Gonen. Until his recent resignation effective as of October 31, 2019, Robert Connelly, a member of the Company’s Board, served as Business Development Advisor of CBI, for which he received a de minimis fee. Mr. Connelly is the Chief Executive Officer and a member of the board of directors of Elicio Therapeutics. Dr. Frank Haluska, the Company’s Chief Executive Officer, served on the board of directors of Elicio Therapeutics until his resignation last month.

Under the Israeli Companies Law, 5759-1999, Mr. Gonen would not be considered an independent director. In addition, the Company’s Board cannot conclude that Mr. Gonen is an “independent director” under Rule 10A-3 of the Securities Exchange Act of 1934, as amended. The Company’s Board also has concluded that, as a result of his affiliation with CBI, Mr. Gonen is not an independent director for purposes of the Nasdaq listing rules.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2019

Anchiano Therapeutics Ltd.

By:	/s/ Dr. Frank G. Haluska
Name: Dr. Frank G. Haluska
Title: Chief Executive Officer